                       U.S. SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, D.C. 20549

                                   FORM 10-SB12G/A


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                  BUSINESS ISSUERS

          UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                                NEVER MISS A CALL, INC.
                   (Name of Small Business Issuer in its charter)


                        Nevada                    88-0426807
            (State of incorporation)  (I.R.S. Employer Identification No.)


         206-455 Granville St., Vancouver, B.C., Canada               V6C 1T1
           (Address of principal executive offices)                 (Zip Code)


                  Issuer's Telephone Number    (604) 682-7744 Ext. 1000


           Securities to be registered pursuant to 12(b) of the Act:     NONE


                Securities to be registered pursuant to 12(g) of the Act:

                               COMMON STOCK $.001 PAR VALUE
                                     (Title of Class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

General
-------

Never Miss A Call, Inc., (the "Company") was incorporated in the State of Nevada on April 29, 1999. The Company was formed as a telecommunications services provider, specializing in low-cost voice communications solutions. The Company raised a total of $70,000 in a public offering pursuant to an exemption provided by Rule 504 of Regulation D, promulgated under the Securities Act of 1933, as amended.

Industry Overview
-----------------

Currently telecommunications is an essential service in North America and Europe. Telephone services offered are currently priced to be geared towards the middle class consumer. As there is a sizeable and growing group of people who need a telephone number but cannot afford one, there is an opportunity for telephone service providers who wish to serve the lower income market.

The availability of low cost personal computer-based telecommunications equipment makes it within reach for a small-scale entrepreneur to start to provide telephone services at a price that low-income/small business consumers can afford and yet still make a profit.

The number of unemployed job seekers and working poor in Canada and the United States is very large and extremely widespread. Furthermore, this figure is increasing yearly as the number of high-paying manufacturing jobs are replaced by lower-paying, less secure service sector jobs. The advantage of shared telephone systems to this market is the fact that it is independent of a home address and thus enables the subscriber to move to where the work is in their community. When moving from one calling area to another, it is often difficult to afford a new telephone right away. The low cost of starting up with a shared telephone service means that subscribers can establish themselves in a new community more quickly.

Similarly, the number of small businesses operated as a primary or secondary enterprise by the small business owner is on the rise. Reducing costs is imperative for many small business owners to survive in a highly competitive marketplace. For many of these small entrepreneurs, it is necessary to have a second business phone number. A low cost, shared phone service is one way in which a business owner can cut costs. Once again, the low start-up cost is the key to attracting this type of consumer, as they are already taking on sizeable risks in starting up a business venture of their own.

In a pilot test of the Company's services in Vancouver, British Columbia, the Company found that the average unemployed user (the 'worst case' scenario) would be willing to pay between $5 and $10 per month for voice mail services alone. Based on this figure, it is estimated that if telephone service was included with the package, the figure could be between $8 and $12 per month. This figure assumes that the average user accesses the system once every two days via pay phone. The advantage for the franchisee is that these "pay phone" costs are included in a basic up-front monthly fee. The estimated average amount of time that a voice mail subscriber would subscribe to the service is four months. Most subscribers discontinue service because they have found a job and can then afford a personal phone. As the cost of phone service increases with the privatization of the telephone market, the ability of a low-income wage earner to purchase a personal telephone will decrease. At this time, the Company feels that a shared telephone service may likely become a popular alternative for these wage earners, as well as those about to enter the job market.

At present, the conventional telephone service providers do not adequately serve either of these markets. Cellular and paging services offer only a partial solution for many of these users and are often financially out of reach. Many low-income or small business consumers have poor or non-existent credit ratings, as well, which often severely limits their ability to seek telecommunications options.

Furthermore, with the universality of Internet communications in North America, there is an opportunity for a network of low-cost, shared telephone networks to provide services that transcend the jurisdictions of local calling areas. The possibility of providing a form of "one number" capability over multiple calling areas for minimal cost, compared to 800 and 900 calling services, could become a prominent feature of the Company's franchise system as the network grows.

Products and Services
---------------------

Lifeline Software and System

The Company's sole officer and director, Cal Woodruff, custom developed the Company's proprietary Lifeline software. This automated software package was designed to allow a commercial venture to run a voice mail system entirely by automation. The software package was designed to run on any simple PC operating system, with a special peripheral card allowing multiple phone lines to be connected.

In February, 2000, the Company purchased a computer system for the Lifeline automated voice mail system and software from PC Galore, an unrelated third party in Richmond, British Columbia, Canada. In addition, the Company Purchased a Dialog/4 voice card for the Lifeline automated voice mail system from Cygcom, an unrelated third party in Ontario, Canada.

Since development, the Lifeline System has been continuously tested and improved. Some of its features are as follows:

Automatic payment system. When a payment number ("paycode") is used in conjunction with an "assignment" box, the Lifeline system automatically assigns the user a new box number and creates a random security code and updates the subscription by the value of the payment code. If the user wants to add more time to an existing box, he/she simply dials a number, enters the box number and security code, presses 4 from the main menu and follows the directions at the voice prompt.

- A "free trial" feature for new users. This feature will automatically assign the user a new box and security code for a week.

- An administrator can create new paycodes and a comma-delimited ASCII file with all of his/her paycodes from the command line or from Lifeline. This file can be viewed from any spreadsheet or database program. A consumer could use this file ("paycodes.csv") to print up phone cards. The Lifeline program keeps information on which box used the paycode, when the paycode was created and when it was used. The Company has created and tested 200 paycodes valued at 2 months each. Paycodes were printed on 8 1/2 x 11 sheets with full instructions regarding how to use the paycodes.

- A command line utility to expunge used paycodes has also been created and tested. This application backs up the original file and then creates a new paycode file that contains only the unused paycodes.

- Command line programs to delete paycodes arbitrarily and a program to regenerate the paycode file from the Paycode.csv file are currently in development.

- A paging feature has been implemented where a subscriber can be notified by the voice mail system of when a new message has arrived.

- A forwarding feature has been implemented where a user can forward a received message to another box on the system.

- The voice mail system will support prompts in up to 10 different languages, thus permitting product penetration into multi-ethnic markets both domestically and abroad.

Subscribers will be able to sign up for the Lifeline services by dialing
(604) 682-7744, Ext. 2000 and entering a special code number ("#1234"). They willthen be assigned a new box number and security code automatically for one month. Payment is made through the mail to the Company's P.O. Box address and is fully explained on the phone system. The tentative price point is $12.00 for individual purchases, plus $2.00 for handling and $10.00 for 2 months service. Following confirmation of subscription, a "payment code" will be mailed to the subscriber.

The Franchise Model

The Company developed a franchise model that provides the ability for a large number of users to share a small number of telephones. Each user will have their own private telephone number at which messages may be stored. This messaging system may be accessed using any touch tone telephone. In addition to the voice messaging system, there will be a network of publicly accessible telephones at convenient locations in the calling area serviced.

Connected via wire or cellular service to a central computer. The central computer will be the main mechanism for routing calls for a given franchise.

Each of these telephone 'outlets" operated by the franchisee will act to advertise the services of the franchisee, as well as other products and services. Both voice and display advertising on the unit itself will be utilized. The franchisee can then sell voice mail, paging and long distance services through the retail outlet. An additional attraction of this system for the retailer hosting the system will be a direct connection to emergency services via the telephone outlet.

Any member of the public could use the system to make a time-limited call. Subscribers to the system will be able to purchase extra telephone time.
This telephone time would include voice mail. Accessing the voice mail would not be considered part of the telephone time used, rather getting a message on the voice mail would be an incentive to use the paid-up time on the subscription.

Furthermore, it would be extremely easy to add paging as an additional service on the system. Extra time would be paid for either by purchase of a subscription or a telephone card for additional time.

Proprietary Data
----------------

The Company has registered the domain name www.nevermissacall.com and has entered into a web hosting contract with www.addr.com to host its website. The Company is currently developing and designing the website.

Marketing and Advertising
-------------------------

The Company intends to market its services and franchise model in telecommunications trade publications and at telecommunications and entrepreneurial marketing expositions.

In addition, the Company intends to enter into contracts with independent sales representatives and franchisees in specific target markets, such as those with a high concentration of telephone users who are under servicedd by conventional telephone markets. Publications that cater to new telecommunications consumers and small business operators will also be used to advertise, promote and sell the voice mail and paging services.

The Company feels its best marketing tool will be the 'free phone" available in local area businesses for limited use by potential customers.
It is possible that with wide enough dissemination of the telephone units, advertising other goods and services alone will pay for the cost of maintaining the units. Each of these telephone units will be advertised with a large sign on the outside of the business announcing, "FREE VOICEMAIL" thereby attracting potential subscribers to the business and aiding the existing business by creating potential new customers.

The Company has commenced a limited print advertising campaign for its voice mail services in selected newspapers in Canada. The initial ad campaign is being designed and consists of a business-card size ad with "FREE Voice Mail" as the headline. The ad will also contain the Company's website address and information on how to subscribe. The trial ad campaign will include one month of free trial service to induce potential subscribers to sign up and try the services. This free trial period has been increased from the one week free trial, which the Company intends to offer once it has established a client base.

Competition
-----------

The Company is not aware of any other systems similar to its Lifeline System which are in use anywhere in the world.

Some of the advantages of the Company's system over the conventional telephone alternatives are:

1 .     The risk related to maintaining the equipment is entirely carried by the retailer or franchisee.

2. Minimal start-up costs for the end user of the system. The main problem with current personal telephone, voice messaging, paging and cellular systems are the high start-up costs.

3. The combination of voice messaging with included telephone time solves the problem of having to use public telephones to access paging and voice mail, which can become extremely costly with heavy use.

4. A franchisee would not have to maintain a retail location and could easily run their business from their home. This is an advantage for potential franchisees who have a limited amount of capital to start a business.

5.    This technology can be adapted and exported around the world.

Office Facilities
-----------------

The Company's executive offices are currently located at 206-455 Granville St, Vancouver, B.C. , Canada, the offices of its President, on a rent-free basis. As the Company's business operations expand, it intends to lease office space at competitive rental rates in the Vancouver, B.C., Canada area.

Employees
---------
At the present time, the Company has no employees, other than its officers and directors, who are not paid for their services.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Plan of Operation
-----------------
The Company expects its current cash in the bank, in addition to the revenues it expects to derive from sales of its products and services to satisfy its cash requirements for business operations for at least the next 12 months without having to raise additional funds or seek bank loans.

The Company currently has over 260 free trial subscribers, which it is attempting to convert to paid subscribers.

At December 31, 1999, the Company's fiscal year end, the Company had not yet generated any revenues and for the three month period ended March 31, 2000,
the Company had     revenues of $351, which was all interest income.
At December 31, 1999, the Company had not yet expended any significant amount of money for research and development, as the proprietary software was developed and tested by Cal Woodruff, an officer, director and principal
shareholder.      For the three month period ended March 31, 2000, the Company expended $2,164 in expenses, $1,273 of which was attributed to office and
miscellaneous expense.      During the next 12 months, the Company intends to
spend approximately $5,000 on advertising,marketing and promotion of its products and services.

During the next 12 months, the Company does not intend to purchase any significant property or equipment.

Results of Operations
---------------------
During the fiscal year ended December 31, 1999, the Company had no revenues and incurred net operating losses of $1,398 U.S., all of which comprised
general and administrative expenses.      For the three month period ended
March 31, 2000, the Company had revenues of $351 and incurred net operating losses of $1,813 U.S., all of which comprised general and administrative expenses.

Net cash provided by financing activities for the fiscal year ended December 31, 1999 was $5,000 and $70,000 for the period ended March 31, 2000.

The ability of the Company to continue as a going concern is dependent on its ability to generate revenues or raise funds through sale of its equity securities for use in administrative and investment activities.

ITEM 3.   DESCRIPTION OF PROPERTY

The Company does not currently own any property other than its proprietary software and domain name.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the Company's Common Stock beneficially owned on December 31, 1999, and at March 31, 2000, for (i) each shareholder known by the Company to be the beneficial owner of five (5%) percent or more of the Company's outstanding Common Stock, (ii) each of the Company's executive officers and directors, and

(iii) all executive officers and directors as a group. At December 31, 1999, there were 1,000,000 shares of the Company's Common Stock issued and outstanding and at March 31, 2000, there were 1,700,000 Shares
("Shares") of the Company's Common Stock issued and outstanding.

Name and Address                  Amount and Nature of
 of Beneficial                        Beneficial               Percent of
   Owner (1)                          Ownership (2)               Class
----------------                 ---------------------         ----------

Cal Woodruff                        500,000  Direct                30%
206-455 Granville Street
Vancouver, B.C., Canada V6C 1T1

Robert Gelfand                      500,000  Direct                30%
#30B Cedar Tower
President Park
Sukhumvit Sol 24
Klongtooey
Bangkok, Thailand 10110
-------------------------------

All Executive Officers and
Directors as a group (2 persons)   1,000,000                       60%



(1) The persons named above, who are the only officers, directors and principal shareholders of the Company, may be deemed to be "parents" and "promoters" of the Company, within the meaning of such terms under the Securities Act of 1933, by virtue of their direct holdings in the Company. These persons are the only "promoters" of the Company.

(2) In general, a person is considered a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose of such security. A person is also considered to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within (60) days.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND SIGNIFICANT EMPLOYEES

The following table sets forth the names, positions with the Company and ages of the executive officers and directors of the Company. Directors are elected at the Company's annual meeting of shareholders and serve for one year or until their successors are elected and qualify. Officers are elected by the Board and their terms of office are, except to the extent governed by employment contract, at the discretion of the Board.

Name                             Age            Position(s)
----                             ---            -----------
Cal Woodruff                     37             President, CEO
                                                and Director

Robert Gelfand                   34             Executive V.P.,
                                                Secretary, Treasurer
                                                and Director


Background of Officers and Directors
------------------------------------

Cal Woodruff has been the President, CEO and a Director of the Company since inception. Since 1996, he has also been the Coordinator of DERA Voice Mail Service for DTE Residents Association in Vancouver, B.C., Canada, where he created a successful low-cost voice mail system for individuals without telephones from the ground up, one of only two such systems in Canada.
From 1997 to 1999, he was a Computer Trainer for Neil Squire Foundation in Burnaby, B.C., Canada, where he trained mentally and physically disabled people on various aspects of computer usage. In 1997, he was also a Contract Programmer for Norsat International of Surrey, B.C., Canada, where he developed custom file comparison programs in Canada for Intel format binary files. Mr. Woodruff devotes full time to the business of the Company.

Robert Gelfand has been the Executive Vice President, Secretary, Treasurer and a Director of the Company since inception. From July 1996 to the present, he has also been an owner of StarAsia Capital Group Co. Ltd., a venture capital company located in Bangkok. From September 1997 to June, 1998, he was an officer, director and principal shareholder of Golf Innovations Corp., a publicly-traded Nevada corporation engaged in the business of marketing and distributing golf-related products. From August 1998 to April 1999, he was an officer, director and principal shareholder of Pac-Rim Consulting, Inc., a publicly-traded Nevada corporation engaged in the business of real estate consulting. From August 1997 to January 1999, he was an officer, director and principal shareholder of Meximed Industries, Inc., a publicly-traded Nevada corporation engaged in the business of distributing medical products. From January 1995 to June, 1996, he was a self-employed financial consultant and from October 1991 to January 1995, he was a Partner and Managing Director of Mountain Sharpshooters, a photography company in Whistler, B.C., Canada. He graduated from the University of British Columbia in 1989 with a Bachelor's Degree in Commerce(Finance) and holds a Chartered Financial Analyst ("CFA") designation. Mr. Gelfand devotes his time as required to the business of the Company.

ITEM 6.  EXECUTIVE COMPENSATION

The Company's officers and directors do not presently receive a salary for their services and there are currently no plans to implement any such compensation. They are, however, reimbursed for any out-of-pocket expenses incurred on behalf of the Company.

Employment Agreements
---------------------
The Company's officers and directors are not currently party to any employment agreements with the Company. The Company presently has no pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, the Company may adopt such plans in the future. There are presently no personal benefits available to directors, officers or employees of the Company.


ITEM 7. DESCRIPTION OF SECURITIES

At December 31, 1999, there were 1,000,000 shares of the Company's common stock issued and outstanding and at March 31, 2000, there were a total of 1,700,000 shares of the Company's Common Stock issued and outstanding.

Common Stock
------------
The authorized capital stock of the Company consists of 25,000,000 shares of Common Stock, par value $.001 per share. The holders of Common Stock
(i) have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; and
(iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote. All shares of Common Stock now outstanding are fully paid for and non-assessable. Reference is made to the Company's Articles of Incorporation, By-Laws and the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of the Company's securities.

Non-cumulative Voting
---------------------

The holders of shares of Common Stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors.

Cash Dividends
--------------

As of the date of this registration statement, the Company has not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of the Board of Directors and will depend upon the earnings, if any, capital requirements and financial position of the Company, general economic conditions, and other pertinent conditions. It is the present intention of the Company not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in the Company's business.

Reports
-------

The Company will furnish and annual financial reports to stockholders, certified by its independent accountants, and will furnish unaudited quarterly financial reports.

Stock Transfer Agent
--------------------
The Company's stock transfer agent is Transfer Online, 227 S.W. Pine Street, Suite 300, Portland, Oregon.


                                PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

At December 31, 1999, there were 2 shareholders of record and at March 31, 2000, there were 35 shareholders of record of the Company's Common Stock. The Company's Common Stock is currently listed for trading in the "pink Sheets" under the trading symbol, "NVRM"; however, no trading has yet commenced.

ITEM 2. LEGAL PROCEEDINGS

Management of the Company believes there are no material legal proceedings filed, or to the Company's knowledge, threatened against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

DeVisser & Company, independent chartered accountants, have been the Company's only auditors since inception and there have been no disagreements between the Company and DeVisser & Company.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

In May 1999, a total of 1,000,000 shares of restricted Common Stock were issued to the Company's officers and directors in exchange for organizational services and expenses, proprietary rights, business plans and cash in the amount of $5,000 U.S.

In January, 2000, the Company issued 700,000 shares of Common Stock, at a price of $.10 per share to 33 investors pursuant to an offering under Rule 504 of Regulation D, promulgated under the Securities Act of 1933, approved by the State of Nevada Securities Division and raised a total of $70,000 to be used for general operations of the Company.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Pursuant to the Articles of Incorporation and By-Laws of the corporation, the Company may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of her position, if she acted in good faith and in a manner she reasonably believed to be in the best interest of the Company. In certain cases may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, the Company must indemnify her against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors or officers pursuant to the foregoing provisions, the Company is informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in said Act and is, therefore, unenforceable.


                                  PART F/S

The financial statements and supplementary data are included herein.


FINANCIAL STATEMENTS AND EXHIBITS

Following are the audited Financial Statements of the Company for the period from inception to December 31, 1999 and for the period ended March 31,
2000,    prepared by Management and reviewed by      DeVisser & Company,
independent Chartered Accountants.

                        Never Miss A Call, Inc.
                     (A Development Stage Company)


                         FINANCIAL STATEMENTS


                            March 31, 2000
                                 and
          For the Period From Incorporation on April 29, 1999
                                 to
                         December 31, 1999

                  D E  V I S S E R  &  C O M P A N Y
                        CHARTERED ACCOUNTANTS
                     401 - 905 West Pender Street
                         Vancouver, BC Canada
                               V6C 1L6

                        Tel: (604) 687-5447
                        Fax: (604) 687-6737



    REVIEW ENGAGEMENT REPORT

To the Shareholders of Never Miss a Call Inc.

We have reviewed the balance sheet and Statement of Shareholders' Equity of Never Miss A Call Inc. as at March 31, 2000 and the statements of operations and deficit and cash flows for the three month period then ended. Our review was made in accordance with generally accepted standards for review engagements and accordingly consisted primarily of enquiry, analytical procedures and discussion related to information supplied to us by the company.

A review does not constitute an audit and consequently we do not express an audit opinion on these financial statements.

Based on our review, nothing has come to our attention that causes us to believe that these financial statements are not, in all material respects, in accordance with generally accepted accounting principals.

DeVisser and Company

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
November 1, 2000

                         Never Miss A Call, Inc.
                      (A Development Stage Company)
                             BALANCE SHEET
                                As at

                                               March 31       December 31
                                                2000              1999
                                                (US$)             (US$)
                         A S S E T S
Current
Cash                                        $     72,589      $      4,002
                                            ============      ============


                     L I A B I L I T I E S
Current
Accounts payable                             $       800     $         400
                                             -----------     -------------


             S T O C K H O L D E R S'   E Q U I T Y

Share Capital (note 4)
    Authorized: 25,000,000 common shares,
    par value $0.001 per share               $   75,000       $     5,000
    Issued: 1,700,000 common shares              (3,211)          (1,398)
    (1999 - 1,000,000)                       -----------      -----------
    Deficit accumulated during the                71,789            3,602
    Development Stage                        -----------      -----------
                                             $    72,589       $    4,002
                                             ===========      ===========



    Continuance of Operations (note 3)



                      Never Miss A Call, Inc.
                  (A Development Stage Company)
               STATEMENT OF OPERATIONS AND DEFICIT
           For the three month period ended March 31, 2000
  (Comparative for the Period from Incorporation on April 29, 1999 to December 31, 1999)

                         Cumulative         For the        Incorporation
                           amounts        period ended           to
                           Date of          March 31          December 31
                        Incorporation         2000              1999
                    (April 29, 1999) to       (US$)             (US$)
                       March 31, 2000
                           (US$)
Revenue
Interest income         $      351         $      351          $        -
                        ----------         -----------         ----------
General and
Administrative Expenses

    Bank charges                46                 41                   5

    Office and
    Miscellaneous            1,806              1,273                 533

    Professional fees          800                400                 400

    Trust and filing           910                450                 460
                        ----------         -----------         ----------
                             3,562               2,164              1,398
                        ----------         -----------         ----------

Loss for the period        (3,211)             (1,813)            (1,398)

Deficit-Beginning
of period                       -              (1,398)                 -
                        ----------         -----------        -----------

Deficit-end of period      (3,211)             (3,211)            (1,398)
                        ==========         ===========        ===========

Weighed average number
of shares outstanding                        1,580,769            635,616
                                           ===========        ===========

Loss per share                             $    (0.01)        $    (0.00)
                                           ===========        ===========

                   Never Miss A Call, Inc.
               (A Development Stage Company)
                  STATEMENT OF CASH FLOWS
      For the three month period ended March 31, 2000
(Comparative for the Period from Incorporation on April 29, 1999 to
                     December 31, 1999)

                           Cumulative         For the       Incorporation
                             amounts        Period ended          to
                             Date of          March 31       December 31
                         Incorporation          2000             1999
                        (April 29, 1999)        (US$)            (US$)
                       to March 31, 2000
                            (US$)
Cash Provided By
(Used For):

Operating Activities

Net loss for the period       (3,211)          (1,813)          (1,398)

Adjustment to reconcile
net loss to cash
provided by operations;
- increase in accounts
  payable                        800               400              400
                        ------------       -----------        ---------
                        	     (2,411)           (1,413)            (998)

Financing Activity

Proceeds from the issue
of share capital              75,000            70,000           5,000
                        ------------       -----------       ---------

Net Cash Provided
During The Period             72,589            68,587           4,002

Cash-Beginning of
Period                           -               4,002               -
                        ------------       -----------       ---------
Cash - End of Period          72,589            72,589           4,002
                        ============       ===========       =========






                   Never Miss A Call, Inc.
                (A Development Stage Company)
             STATEMENT OF SHAREHOLDER'S EQUITY

                                                                      Total
                  Common Stock   Additional         Accumulated   Stockholders'
                                 Paid-in Capital    Deficit          Equity
                  ------------   ---------------    -----------   -------------
                       US$              US$             US$             US$

Shares issued           1,000             4,000                          5,000


Net loss                                                ( 1,398)       ( 1,398)
                  -----------     -------------     ------------   ------------
Balance
   December 31,
1999                    1,000            4,000         ( 1,398)          3,602


Shares issued             700           69,300                          70,000


Net loss                                               ( 1,813)         (1,813)
                   -----------     -----------      -----------     -----------
Balance
March 31, 2000           1,700          73,300         ( 3,211)          71,789

                  ============     ===========      ===========     ===========


                       Never Miss A Call, Inc.
                   (A Development Stage Company)
                  NOTES TO THE FINANCIAL STATEMENTS
   For the three month period ended March 31, 2000 and the period from Incorporation on April 29, 1999 to December 31, 1999


1.   THE CORPORATION AND ITS BUSINESS

Never Miss A Call, Inc. was incorporated in the State of Nevada, United States of America on April 29, 1999 under the Nevada Revised Statutes, Chapter 78, Private Companies.

The Company has offices in Reno, Nevada, USA and Vancouver, British Columbia, Canada. The Company is in its development stage and to date its activities have been limited to initial organization and capital formation.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

These financial statements have been prepared in United States of America dollars using United States of America Generally Accepted Accounting Principles.

The Company has not yet determined and established its accounting policies and procedures, except as follows:

    1. The Company uses the accrual method of accounting.

    2. Net loss per share is provided in accordance with Financial Accounting Standards No. 128 (FAS No. 128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted loss per share reflects the per share amounts that would have resulted if dilutive common stock equivalents had been converted to common stock. No stock options were available or granted during the period and diluted loss per share are the same for all periods presented.

    3. The Company has not yet adopted any policy regarding the payment of dividends. No dividends have been paid since inception.

3.   GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company currently has no source of revenue. The ability of the Company to continue as a going concern is dependent upon its ability to raise substantial amounts of equity funds for use in administrative and investment activities.
                                             19

4.   SHARE CAPITAL

     Authorized

The authorized share capital consists of 25,000,000 shares of common stock with a par value of $0.001.

     Issued

1,000,000 common shares were issued at $0.005 per share for a consideration of $5,000 and 700,000 common shares were issued at $0.01 per share for a consideration of $70,000.





                               SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                Never Miss A Call, Inc.
                                By:/s/ Cal Woodruff, President and Director


In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of Registrant in the capacities and on the dates indicated:


                                By:/s/ Cal Woodruff, President and Director
                                    Date: November 7, 2000



                                By:/s/ Robert Gelfand, Secretary, Treasurer,
                                Vice President and Director
                                    Date: November 7, 2000